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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 49568

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
LoCorr Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 School Avenue, Fourth Floor
(No. and Street)

Excelsior (City) Minnesota (State) 55331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon C. Essen (952) 767-6903
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon C. Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distributors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DARIK R HOFF
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2017

Notary Public

Signature

Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCORR DISTRIBUTORS, LLC

Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2013

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2013

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
LoCorr Distributors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of LoCorr Distributors, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LoCorr Distributors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 27, 2014

LoCorr Distributors, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	686,942
Accounts receivable		380,162
Due from related entity		672,728
Furniture and equipment - at cost $15,144 less accumulated depreciation of $2,924		12,220
Prepaid expenses		44,216
Total assets	$	1,796,268

Liabilities and Member's Equity

Commitments, contingencies and guarantees		
Liabilities		
Commissions payable	$	180,809
Accounts payable and accrued expenses		56,000
Total liabilities		236,809
Member's equity		1,559,459
Total liabilities and member's equity	$	1,796,268

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenue	
Commissions	$ 4,086,828
Total revenue	4,086,828
Expenses	
Salaries, commissions and benefits	1,923,461
Marketing and promotional expenses	115,078
Rent and occupancy costs	79,214
Regulatory costs	32,539
Communications and data	17,339
Other expenses	946,420
Total expenses	3,114,051
Net income	$ 972,777

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Units		Member's Equity
Balances at January 1, 2013	200	$	1,486,682
Net income			972,777
Distributions to parent			(900,000)
Balances at December 31, 2013	200	$	1,559,459

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Liabilites Subordinated to Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	972,777
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		343
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		521,873
Advanced commissions		237,680
Due from related entity		(670,529)
Prepaid expenses		(34,003)
Increase (decrease) in liabilities:		
Commissions payable		135,834
Accounts payable and accrued expenses		(21,197)
Net cash provided by operating activities		1,142,778
Cash flows from financing activities:		
Distributions to parent		(900,000)
Net cash used in financing activities		(900,000)
Net increase in cash		242,778
Cash at beginning of year		444,164
Cash at end of year	$	686,942
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded as earned.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2010-2013, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2013, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2013 was $343.

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly and quarterly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances estimates an allowance if necessary. In the opinion of management at December 31, 2013, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through February 27, 2014, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital and capital requirements of $824,002 which was $779,002 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.29 to 1.

5. Operating Lease

The Company operates in office space leased by its Parent under a lease that expires October 31, 2014. The Company's rent expense for the year ending December 31, 2013 was $79,214. Minimum future rentals under this lease are $82,500 at December 31, 2013.

6. Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC, ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2013. The Company shares services with a related party and invoices the related party for the shared cost. The Company has also agreed to advance commissions related to such sales. The advanced commissions are repaid during the twelve months following the sale and are subject to changes based on the fund performance. The Company believes that the shared services invoices and advanced commissions of $672,728 at December 31, 2013 are fully collectible.

7. Concentrations

The Company earned approximately 57% of its commission income and had 86% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2013. The Company also earned 40% of its commission income and had 12% of its accounts receivables from another client for the year ended and as of December 31, 2013.

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2013

Schedule I

COMPUTATION OF NET CAPITAL		
Total member's equity	$	1,559,459
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		1,559,459
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		6,293
Due from related entity		672,728
Furniture and equipment		12,220
Prepaid expenses		44,216
Total non-allowable assets		735,457
Net Capital	$	824,002
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	180,809
Accounts payable and accrued expenses		56,000
Total aggregate indebtedness	$	236,809
Percentage of aggregate indebtedness to Net Capital		29%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $236,809)	$	15,787
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	45,000
Excess Net Capital	$	779,002
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	770,002

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Managing Member of
LoCorr Distributors, LLC

In planning and performing our audit of the financial statements of LoCorr Distributors, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 27, 2014

LOCORR DISTRIBUTORS, LLC
SIPC Agreed Upon Procedures
December 31, 2013

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2013

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
LoCorr Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013 which were agreed to by LoCorr Distributors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating LoCorr Distributors, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049568 FINRA DEC
LOCORR DISTRIBUTORS LLC 16*16
261 SCHOOL AVE 4TH FL
EXCELSIOR MN 55331-1932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JON ESSEN - 952 767 6900

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 273

   B. Less payment made with SIPC-6 filed (**exclude interest**) (136)
   7/29/2013
   Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 137

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

   F. Total assessment balance and interest due (or overpayment carried forward) $ 137

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 137

   H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LoCorr Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO/CCO
(Title)

Dated the 27th day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,086,828
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,977,496
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	3,977,496
2d. SIPC Net Operating Revenues	$109,332
2e. General Assessment @ .0025	$273
	(to page 1, line 2.A.)